Simpson Thacher & Bartlett llp
900 G STREET NW Washington, D.C. 20001
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

March 15, 2024

Via EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christina DiAngelo Fettig and Shandy Pumphrey

Re:	Franklin BSP Capital Corporation Review of SEC Filings, Including Annual Report on Form 10-K for Fiscal Year Ended December 31, 2022 File No. 814-01360

Dear Mses. Fettig and Pumphrey:

On behalf of Franklin BSP Capital Corporation (the “Company”), a business development company, we hereby provide responses to the comments received verbally from the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) on January 2, 2024 relating to the Company’s filings with the Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that was filed with the Commission on March 15, 2023 (the “Form 10-K”) and made in response to an initial response letter filed on behalf of the Company on December 28, 2023 (the “Initial Response Letter”).

For your convenience, a transcript of the Staff’s comments is included in this letter, and each comment is followed by the Company’s response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Form 10-K.

1.	Regarding the Company’s response to comment 2 in the Initial Response Letter, please confirm why EDGAR was closed on April 2, 2021 and whether the 8-K filed on April 7, 2021 was timely filed. If not, explain the context for the delinquent filing and discuss whether and how the Company has modified its policies and procedures to ensure that future filings will be timely made.

Response: Although April 2, 2021 was Good Friday and was a day in which both markets and banks in New York were closed, EDGAR was open. As a result, the Company’s 8-K filed on April 7, 2021 may appear to have been a delinquent filing. However, the 8-K was filed on a voluntary basis under Item 1.01 – Entry into a Material Definitive Agreement of Form 8-K because the Company was conducting a private placement offering, and each closing completed under such offering was done so in the ordinary course of the Company’s business. The Company submits that the information disclosed in the 8-K should have been disclosed under Item 8.01 – Other Events of Form 8-K instead. In the future, to the extent there is a closing in the ordinary course of the Company’s business and a corresponding 8-K is filed, the Company will include the disclosure under Item 8.01 – Other Events. Further, the Company notes that for purposes of the above-referenced disclosures, a “closing” is a closing of capital commitments and is not meant to refer to the issuance of shares, which would trigger a disclosure to be made under Item 3.02 – Unregistered Sale of Equity Securities of Form 8-K.

March 15, 2024

2.	The Company’s response to comment 14 in the Initial Response Letter indicates: “The Company does not have any majority owned or controlled investments. Therefore, no portfolio company meets the definition of a significant subsidiary.” Per Page F-50 of the Form 10-K, Encina Equipment Finance, LLC (“Encina”) is controlled. It is also noted as controlled with footnote (k) in the Schedule of Investments. Please supplementally provide the significant subsidiary calculations for this investment.

Response: Rules 3-09 and 4-08(g) of Regulation S-X generally require the inclusion of separate audited financial statements or summary financial information, as applicable, for significant subsidiaries that are either majority-owned subsidiaries that are not consolidated or and that are 50% or less owned subsidiaries. A “subsidiary” of a specified person (i.e., the Company) is defined in Rule 1-02(x) of Regulation S-X as an affiliate controlled by such person directly, or indirectly through one or more intermediaries. Pursuant to the American Institute of CPAs Investment Companies Expert Panel held on October 15, 2013, for purposes of Rules 3-09 and 4-08(g), the definition of “control” as it is used in the Regulation S-X Rule 1-02(x) definition of “subsidiary” is based on the 1940 Act definition in Section 2(a)(9), which includes the presumption that a person who owns more than 25% of the voting securities of the company has control.1 Here, the Company owns less than 25% of the voting securities of Encina. Therefore, the Company is of the view that Encina was not a subsidiary of the Company as defined in Rule 1-02(x) of Regulation S-X. Encina was not an affiliate controlled by the Company directly or indirectly through the Company’s intermediaries. The Company disclosed Encina as a controlled investment as a conservative measure because its ownership of Encina combined with that of Franklin BSP Lending Corporation (“FBLC”), a business development company under common control with the Company, resulted in the Company and FBLC owning an aggregate amount exceeding 25% of Encina’s voting securities.

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[1]	See Investment Companies Expert Panel, AICPA, III.5 (October 15, 2023), https://us.aicpa.org/content/dam
/aicpa/interestareas/frc/industryinsights/downloadabledocuments/inv/inv-ep-minutes/inv-expertpanel-minutes-2011-2017-archive.pdf

March 15, 2024

Please call Rajib Chanda (202-636-5543) or me (202-636-5592) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Richard J. Byrne, Franklin BSP Capital Corporation Nina K. Baryski, Franklin BSP Capital Corporation Rajib Chanda, Simpson Thacher & Bartlett LLP

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